Scott E. Bartel
Direct Dial: (916) 930-2513
E-mail: scott.bartel@bullivant.com

October 19, 2007
Russell Mancuso, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549-7010

Re:	Remedent, Inc.
Registration Statement on Form SB-2
Filed July 20, 2007, Amended September 14, 2007
File No. 333-144745
Dear Mr. Mancuso:
     On behalf of Remedent, Inc. (“Remedent”), we are filing this pre-effective amendment No. 2 (the “Amendment”) to Remedent’s registration statement on Form SB-2 originally filed with the Commission on July 20, 2007, and amended on September 14, 2007. This Amendment is being filed in response to the Staff’s comment letter dated September 25, 2007, (the “September Comment Letter”) and subsequent telephone calls with the Staff relating to the Staff’s position set forth in Comment No. 2 relating to the applicability of Rule 415(a)(1)(i) to Remedent’s registration statement. We are including a courtesy marked copy (to the extent possible) of the Amendment indicating the changes made thereon from pre-effective amendment No. 1. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s September Comment Letter. For clarity, we have repeated the Staff’s comment followed by Remedent’s response.
     COMMENT:
Fee Table
1.	Please revise your fee table to address the issue in prior comment 1.
     RESPONSE:
     We have included a revised fee table removing the reference to Rule 457(g).

Russell Mancuso
October 19, 2007

     COMMENT:
Selling Security Holders
2.     Given the nature and size of your transaction, we are unable to agree with your response to prior comment 2 that the transaction being registered is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Because you also do not appear to be eligible to conduct a delayed or continuous offering under Rule 415(a)(1)(x), you may not file a registration statement before the time that the selling security holders exercise the warrants and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register a primary offering, indemnify the selling security holders as underwriters in the registration statement, and include the fixed price at which the underwriters will sell the common stock for the duration of the offering.
     RESPONSE:
     Subsequent to receiving the Staff’s September Comment Letter, we attempted to contact you in order to schedule an in person meeting with you, the Assistant Director supervising your branch, and members of the Division’s Chief Counsel’s office in order to discuss with the Staff the factual basis for the Staff’s disagreement with our prior response In our prior response, we cited numerous legal and factual arguments supporting Remedent’s position that the Selling Security Holders were not acting on behalf of Remedent in connection with a primary distribution of Remedent’s securities. In discussions with the Staff, we understand that the Staff initially issued the comment solely because of the relative percentage of Remedent shares covered by the registration statement compared to the total shares held by “non-affiliates” at the time immediately prior to the acquisition of the shares and warrants by the Selling Security Holders (the “Pre/post Investment Percentage). We also understand that the Staff has not amended or repealed its interpretation of Rule 415 as set forth in its Manual of Publicly Available Telephone Interpretations (“Telephone Interpretations Manual”), specifically Interpretations D.29, D.44 and H.20 and that neither the Pre/post Investment Percentage test, nor any fixed threshold of the Pre/post Investment Percentage test, has been made publicly available by the Staff in any formal or written way. It was on the basis of publicly available rules and interpretations that we responded to the Staff’s September Comment Letter.
     Interpretation D.29 publicly advises all registrants that “[t]he question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one...”(emphasis added) and goes on to specify the factors to be considered. There is no Pre/post Investment Percentage test or fixed threshold discussed in Interpretation D.29. We

Russell Mancuso
October 19, 2007

addressed each of Interpretation D.29 factors in our response, supported by factual considerations, and to our knowledge the Staff has not offered any contrary factual basis to support their disagreement with our analysis. During our telephone conversation with the Staff on Friday, October 5, 2007, the Staff did not offer a factual refutation to our legal and factual arguments set forth in our prior response, but instead emphasized as the determining factor the Pre/post Investment Percentage and a maximum unspecified threshold that directly contradicts Interpretations D.29 and D.44. In Interpretation D.44, the Staff sets forth an interpretation that permits a controlling person owning seventy three percent (73%) of an issuers shares to register its entire block in an “at the market” secondary offering under Rule 415(a)(1)(i) when other facts do not demonstrate that the selling shareholder is acting on behalf of the issuer. A similar interpretation is set forth in Interpretation H.20 relating to the availability of Rule 415(a)(1)(i) and Form S-3 in cases where a selling shareholder owns “more than 50% of the issuer’s securities,” permitting an “at the market” secondary offering by the selling shareholder “unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” No where in the text of Rule 415 itself, nor in any publicly available interpretations of Rule 415, is there a size threshold that would make Rule 415(a)(1)(i) per se unavailable if the Pre/post Investment Percentage exceed 33.33%.
     We further do not understand the relevance of the Staff’s comparison of the Pre/post Investment Percentage to the factual issue of whether a Selling Security Holder is acting on behalf of an issuer in connection with the primary distribution of the issuer’s securities. We believe that the more relevant inquiry should be related to the number of shares covered by the registration statement as a percentage of the issued and outstanding shares of the registrant at the time the registration statement is filed. In all cases of determination of the percentage ownership a shareholder owns of a corporation, included in the denominator are the shares the shareholder owns together with the shares owned by all other shareholders. The Staff explained in our recent telephone conversation that we must exclude both the shares owned by all shareholders who purchased shares in the private placement from the denominator, but include them in the numerator. The Staff further explained that, in its view, we must further exclude “affiliate” shares from the denominator, thereby further artificially inflating the percentage calculation. We further contend that if the shares underlying unexercised warrants covered by the registration statement were included in the numerator, then all shares of Remedent underlying unexercised warrants should also be included in the denominator in order to compare “apples with apples.” This is known as a “fully diluted” share calculation. Consequently, a transaction covering approximately 37% of Remedent’s issued and outstanding shares on a fully diluted basis was being compared by the Staff to a Pre/post Investment Percentage of 158%. Using the Staff’s threshold of 33.33%, the Staff’s

Russell Mancuso
October 19, 2007

position appears to be that Rule 415(a)(1)(i) would be available only if Remedent sought to register 2,068,685 of the 9,800,000 included in the registration statement.
     The Staff’s reference to the unavailability of Rule 415(a)(1)(x) additionally demonstrates that the Staff’s position on the availability of Rule 415(a)(1)(i) has a severe adverse impact on small businesses with market capitalizations of less than $75 million. We fail to see any connection between the two rules when it comes to a determination whether the Selling Security Holders are acting on behalf of an issuer in connection with a primary distribution of the issuer’s securities. The only reasonable inference we can draw from the Staff’s position is that the Staff is attempting to use a new Pre/post Investment Percentage threshold to prohibit transactions that may have a material adverse effect on the market price of an issuer’s securities if a relatively large amount of securities, measured by the new test, were registered and subsequently sold on the market, conceivably depressing the market price for the issuer’s securities. For reasons more fully explained below, using strictly a Pre/post Investment Percentage threshold test without considering other facts and circumstances that rebut any presumption that the Selling Security Holders are acting on behalf of the issuer in connection with a primary distribution of the issuer’s securities would result in far more harm to Remedent’s public shareholders than the perceived evil the Staff is attempting to prescribe.
     Remedent relied on the existing state of the law as codified in Rule 415(a)(1)(i) and Interpretations D.29, D.44 and H.20 when it sold the shares being registered to the Selling Security Holders, agreeing to liquidated damages if Remedent failed to register these shares under Rule 415(a)(1)(i), as it did in a similar private placement in 2005. Extreme care was taken to ensure that the investors in the private placement were investing for their own account and not with a view towards a public distribution as an underwriter for Remedent. Remedent was not aware that the Staff would later impose a fixed threshold in the nature of a Pre/post Investment Percentage test as a per se rule on the availability of Rule 415(a)(1)(i) to the Selling Security Holders. The Staff’s position taken in Comment No. 2 set forth in the Staff’s September Comment Letter regarding the unavailability of Rule 415(a)(1)(i) exposed Remedent to contractual damages equal to $105,000 per month until Remedent successfully registered the Selling Security Holder’s shares acquired in the private placement, a provision that has been included in the vast majority of PIPE type financings for years. Based upon our conversations with the Staff on the nature and size of a transaction that would be acceptable to the Staff if the amount of shares included in the registration statement were “cut back,” in order for the filing to meet the Staff’s Pre/post Investment Percentage threshold, Remedent would be limited to only 2,068,685 shares, a “cut back” of 7,731,315 shares representing a number too large to forge an acceptable compromise with Remedent’s

Russell Mancuso
October 19, 2007

investors. Because Rule 144(k) would not be available to these investors until a period of two years from the date of exercise of the warrants, a time period that may last several years, it is very possible that liquidated damages would have exceeded the entire net proceeds from the private placement and would have severely crippled Remedent’s ability to bring its new products to market. The ultimate losers would have been the very segment of Remedent’s public shareholder base that the Staff appears to be attempting to protect by imposing the new Pre/post Investment Percentage threshold as a condition to the availability of Rule 415(a)(1)(i).
     During our telephone conversation with the Staff on Friday October 5, 2007, the Staff verbally suggested that perhaps Remedent’s lead investor agree not to have its shares included in the registration statement. But this solution would only reduce the amount of shares being registered by 3,500,000, an amount far less than the Staff’s per se threshold of 2,068,684. Even if we could reach agreement to exclude the shares underlying the warrants as well, which we could not do without incurring significant liquidated damages, the amount of shares to be registered would still exceed the Staff’s per se threshold. We simply could not find a practical and acceptable solution to address the Staff’s Pre/post Investment Percentage threshold without incurring penalties of $105,000 per month. A quick look at Remedent’s financial statements would have demonstrated that the liquidated damages incurred would have so severely impacted Remedent’s future earnings that the Staff’s current position on the availability of Rule 415(a)(1)(i), a position we contend is not supported by existing rules and interpretations, would have directly resulted in greater harm to the investing public than the uncertain evil that the Staff is apparently trying to prescribe through the adoption of a Pre/post Investment Percentage per se size threshold.
     At a minimum, the Staff should immediately issue a Staff Legal Bulletin clearly setting forth the Staff’s position on the availability of Rule 415(a)(1)(i) when the Pre/post Investment Percentage exceeds a specified threshold so that registrants, like Remedent, have proper notice of the Staff’s position. At least in this way future financings by small businesses will not be ensnared in the “no win” situation the Staff’s position has caused in this case. An even better solution would be for the Staff to publicly propose an amendment to Rule 415(a)(1)(i) setting forth the Pre/post Investment Percentage threshold and to allow the public to comment on the proposed rule change. This latter procedure would be more consistent with the protective provisions of the Administrative Procedures Act.
     In order to make the administrative record clear on this point, and as a further basis for requesting the Staff to change its position on the availability of Rule 415(a)(1)(i) as it applies to Remedent’s registration statement, we have included as exhibits to the registration statement signed declarations executed by the Selling Security Holders that state that their

Russell Mancuso
October 19, 2007

investment representations given in their purchase agreements at the time of the private placement are still true and correct as of today and that they are not acting on behalf of Remedent in connection with a primary distribution thereby supporting the availability of Rule 415(a)(1)(i) with evidence that would be admissible in a court of law. Furthermore, in light of the devastating effect the Staff’s position would have through the imposition of severe liquidated damages, Remedent has negotiated a Waiver Agreement with the Selling Security Holders, the form of which is also included as an exhibit to the registration statement, waiving liquidated damages that would have been incurred as a result of the Staff’s position on the availability of Rule 415(a)(1)(i) on the condition that Remedent requests the Staff to change its position thereon based upon these declarations and request that the effective date of the registration statement be accelerated to 12:00 p.m. Eastern Time on Tuesday, October 23, 2007. In light of the fact that Remedent has provided additional irrefutable factual evidence to support the availability of Rule 415(a)(1)(i), we respectfully contend that the effective date of the registration statement should be accelerated in accordance with the Commission’s public policy set forth in Rule 461.
     In this respect, we would like to remind the Staff of the following paragraph in its comment letter dated August 14, 2007:
     We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the tact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. (Emphasis added)
     Consequently, we are also attaching a written request for acceleration of the effective date signed by Remedent and containing the acknowledgements requested in your August 14, 2007, comment letter. Remedent is requesting acceleration of the effective date to 12:00 p.m. Eastern Time, on Tuesday, October 23, 2007.
     Should the Staff decline to grant Remedent’s request for acceleration of the effective date, as a condition to the waiver of the liquidated damages that would have otherwise been imposed as a result of the Staff’s position on the availability of Rule 415(a)(1)(i), Remedent has agreed to file a pre-effective amendment to its registration statement before 5:30 p.m. Eastern Time on Tuesday, October 23, 2007, under Rule 473(b) removing the delaying amendment in order to allow the registration statement to become effective in accordance with the provisions of Section 8(a)

Russell Mancuso
October 19, 2007

of the Securities Act of 1933 (the “Act”). Remedent will then be prepared to defend its position on the availability of Rule 415(a)(1)(i) and has agreed to seek judicial review of any order the Commission may decide to issue under Sections 8(b) or 8(d) of the Act. We understand that the removal of the delaying amendment pursuant to Rule 473(b) is the only way Remedent would be entitled to test the Staff’s position in the appellate courts.

Very truly yours, /s/ Scott E. Bartel Scott E. Bartel

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